UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 16, 2019, HEXO Corp. (the “Company”) furnished its interim financial statements, management’s discussion and analysis and certifications for the three months ended October 31, 2019 on Form 6-K (the “Original Filing”). On January 2, 2020, the Company filed Amendment No. 1 to the Original Filing on Form 6-K/A (the “First Amendment”) for the purpose of replacing Exhibits 99.2, 99.3 and 99.4 to the Original Filing, being the Company’s management’s discussion and analysis and certifications for the three months ended October 31, 2019 (the Original Filing, as amended by the First Amendment, the “Prior Filing”).

This Amendment No. 2 on Form 6-K/A (this “Amendment”) is being furnished to replace Exhibits 99.2, 99.3 and 99.4 to the Prior Filing for the Company’s management’s discussion and analysis and certifications for the three months ended October 31, 2019.

Exhibit 99.2 included with this Amendment is hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description

99.1*	Restated condensed interim consolidated financial statements for the three months ended October 31, 2019 and 2018

99.2	Amended Management’s Discussion and Analysis for the three month period ended October 31, 2019

99.3	Form 52-109F2R — Certification of Refiled Interim Filings - CEO

99.4	Form 52-109F2R — Certification of Refiled Interim Filings - CFO

*	As previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: March 20, 2020	/s/ Sebastien St-Louis
Sebastien St-Louis
President and Chief Executive Officer